SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             Dated January 13, 2004

                        Commission File Number: 0-31376


                             MILLEA HOLDINGS, INC.
                (Translation of Registrant's name into English)
               Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku
                             Tokyo 100-0004, Japan
                    (Address of principal executive offices)



    Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                          Form 20-F [X] Form 40-F [ ]


          Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes [ ] No [X]


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                          Table of Documents Submitted
Item

1. Press release regarding a change in the corporate name and appointment of a new president of Skandia Life Insurance Co. (Japan) Limited, dated January 13, 2004.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        KABUSHIKI KAISHA MILLEA HOLDINGS
                                        (Millea Holdings, Inc.)


January 13, 2004                        By:    /s/ YOSHINORI ISHII
                                            ----------------------------------
                                            Group Leader
                                            Corporate Legal and Risk Management
                                              Department

[English translation]
January 13, 2004

                                                        Millea Holdings, Inc.
                                                        5-1 Otemachi 1-chome,
                                                        Chiyoda-ku, Tokyo
                                                        (TSE Code: 8766)

    Change in the Corporate Name and Appointment of a new President
                 of Skandia Life Insurance Co. (Japan) Limited

We intend to change the corporate name and to appoint a new president of Skandia Life Insurance Company (Japan) Limited ("Skandia Japan") as outlined below, following the planned acquisition of all outstanding shares of Skandia Japan by our subsidiary, The Tokio Marine and Fire Insurance Company, Limited ("Tokio Marine").

These changes will be formally resolved at an extraordinary meeting of shareholders and a meeting of the board of directors of Skandia Japan to be held after the completion of the acquisition, which is scheduled around January / February 2004. The change in the corporate name will become effective subsequent to a systems reconfiguration relating to the name change.

Subsequent to the implementation of these changes, we plan to develop new products to meet our customers' needs with an expanded product line-up and endeavor to win the support and trust of our customers.

1) Change in the Corporate Name

The new corporate name will be "Tokio Marine & Nichido Financial Life Insurance Co., Ltd."

2) Appointment of a new President

The new president will be Masaru Yamashita.
(Current position: General Manager, Business Strategy Dept., Millea Holdings, Inc.)

We intend to announce information regarding the details of the new organization in due course.

The acquisition of shares and the name change is subject to approval by the relevant authorities.

For further information, please contact:
         Millea Holdings, Inc.
         Corporate Planning Dept., Corporate Communications Group
         Masayuki Ito (Tel 03-6212-3341)

Profile


Name:             Masaru Yamashita

Date of Birth:    October 29, 1953

Education:        Bachelor of Law
                  Graduated from Kyoto University, March 1976

Career:

1976              Joined The Tokio Marine and Fire Insurance Company, Limited
                  ("Tokio Marine")

1989              Appointed Manager of Non-Marine Underwriting Dept. of Tokio
                  Marine

1992              Appointed Manager of Corporate Research Dept. of Tokio Marine

1996 Appointed Manager of Corporate Production Dept. of The Tokio Marine Life Insurance Company, Limited

1999              Appointed Deputy General Manager of Kobe Branch of Tokio
                  Marine

2001              Appointed General Manager of Marketing Promotion Dept.
                  (Governmental) of Tokio Marine

2004 Appointed General Manager of Business Strategy Dept. of Millea Holdings, Inc. (to present)